Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2018 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2018 presented in comparative format

Index

Consolidated Statements of Comprehensive Income	2
Consolidated Statements of Financial Position	3
Consolidated Statements of Changes in Equity	4
Consolidated Statements of Cash Flows	5
Notes to the Condensed Consolidated Interim Financial Statements	6
Summary of Information requested by Resolution N° 368/01 Of the National Securities Commission	32
Report of Independent Auditors	44
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Suipacha 268 - Piso 12º - Ciudad Autónoma de Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

  Condensed Consolidated Interim Financial Statements

For the three months period of the

Fiscal Year N° 21 commenced January 1, 2018

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 -
Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)

	Subscribed		Paid-in
		$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492		61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829		38,779,829
616,914,353 Preferred shares of AR$ 1 par value with no voting rights	616,914,353		616,914,3536666616,
	875,431,652		875,431,652875,431,652

1

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Comprehensive Income

For the three month periods ended March 31, 2018 and 2017

	03.31.18	03.31.17 * Modificated
	$
Continuous Operations
Revenue (Note 4)	3,975,115,874	3,011,256,134
CINIIF 12 - paragraph 14 Credit (Note 5)	876,021,046	497,180,256
Cost of services (Note 10)	(1,959,769,801)	(1,524,983,084)
CINIIF 12 - paragraph 14 Debit	(874,654,893)	(496,472,840)
Gross Profit	2,016,712,226	1,486,980,466
Distribution and selling expenses (Note 10)	(247,477,793)	(184,506,647)
Administrative expenses (Note 10)	(181,224,619)	(168,430,723)
Other income and expenses, net (Note 4)	92,821,267	72,590,364
Operating profit	1,680,831,081	1,206,633,460

Finance Income (Note 4)	172,025,446	133,789,589
Finance Costs (Note 4)	(693,364,759)	(201,045,824)
Income before income tax	1,159,491,768	1,139,377,225
Income tax (Note 4)	(338,318,562)	(295,314,307)
Income for the period for continuous operations	821,173,206	844,062,918
Net Income for the period	821,173,206	844,062,918
Other comprehensive income	-	-
Comprehensive Income for the period	821,173,206	844,062,918

Income attributable to:
Shareholders	822,321,443	843,119,741
Non –Controlling Interest	(1,148,237)	943,177

Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations	3.1643	3.2531

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

* See Note 3.1 (comparative information) for more detail on modificated.

2

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2018 and December 31, 2017

	03.31.18	12.31.17
	$
Assets
Non- Current Assets
Property, plant and equipment	24,890,382	25,853,595
Intangible Assets (Note 5)	11,364,387,254	10,624,055,713
Deferred Income tax assets	4,239,371	2,822,421
Other receivables (Note 4)	2,663,286,695	2,549,858,177
Total Non-Current Assets	14,056,803,702	13,202,589,906
Current Assets
Other receivables (Note 4)	318,496,613	337,310,968
Trade receivables,net (Note 4)	1,401,695,323	1,056,245,965
Other Assets	2,006,461	1,985,631
Cash and cash equivalents (Note 4)	2,540,148,293	2,319,754,598
Total Current Assets	4,262,346,690	3,715,297,162
Total Assets	18,319,150,392	16,917,887,068
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares	258,517,299	258,517,299
Preferred shares	616,914,353	616,914,353
Share Premium	137,280,595	137,280,595
Legal and facultative reserve	2,732,769,964	2,732,769,964
Retained earnings	3,560,860,549	2,684,484,995
Subtotal	7,306,342,760	6,429,967,206
Non-Controlling Interest	10,023,651	11,171,888
Total Shareholders’ Equity	7,316,366,411	6,441,139,094
Liabilities
Non-Current Liabilities
Accounts payable and others (Note 4)	117,783,568	128,108,326
Borrowings (Note 6)	8,003,387,589	7,401,161,525
Deferred income tax liability	112,779,675	86,307,610
Provisions and other charges (Note 9)	58,442,708	59,625,687
Total Non-Current liabilities	8,292,393,540	7,675,203,148
Current Liabilities
Fee payable to the Argentine National Government (Note 7)	195,676,512	176,591,493
Accounts payable and others (Note 4)	1,635,627,856	1,758,559,433
Income tax, net of prepayments	259,018,018	213,427,506
Borrowings (Note 6)	156,106,781	149,976,119
Provisions and other charges (Note 9)	463,961,274	502,990,275
Total Current Liabilities	2,710,390,441	2,801,544,826
Total Liabilities	11,002,783,981	10,476,747,974
Total Shareholders’ Equity and Liabilities	18,319,150,392	16,917,887,068

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Financial Statements audited for the year ended at December 31, 2017.

3

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Changes in Equity

At March 31, 2018 and 2017

	Attributable to equity holders of the Company
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Legal Reserve	Facultative Reserve	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
	$
Balance at 01.01.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,684,484,995	6,429,967,206	11,171,888	6,441,139,094
IFRS 9 Adjustment (Note 3.1)	-	-	-	-	-	54,054,111	54,054,111	-	54,054,111
Balance at 01.01.18 modificated	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	2,738,539,106	6,484,21,317	11,171,888	6,495,193,205
Income for the period	-	-	-	-	-	822,321,443	822,321,443	(1,148,237)	821,173,206
Balance at 03.31.18	258,517,299	616,914,353	137,280,595	172,667,058	2,560,102,906	3,560,860,549	7,306,342,760	10,023,651	7,316,366,411

Balance at 01.01.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,009,091,581	4,925,482,211	8,331,533	4,933,813,744
Income for the period	-	-	-	-	-	843,119,741	843,119,741	943,177	844,062,918
Balance at 03.31.17	258,517,299	604,817,993	137,280,595	109,328,624	1,806,446,119	2,852,211,322	5,768,601,952	9,274,710	5,777,876,662

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

4

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the periods ended at March 31, 2018 and 2017

		03.31.18	03.31.17* Modificated
	NOTES	$
Cash Flows from operating activities
Net income for the period		821,173,206	844,062,918
Adjustment for:
Amortization of intangible assets	5	135,689,505	121,052,069
Specific allocation of accrued and unpaid income	7	195,676,512	152,058,592
Depreciation of property, plant and equipment		995,412	845,742
Bad debts provision	8	3,978,860	1,962,054
Income Tax		338,318,562	295,314,307
Accrued and unpaid borrowing interest costs		104,580,393	65,864,719
Accrued deferred revenues and additional consideration	9	(59,206,741)	(54,145,225)
Accrued and unpaid Exchange differences		512,825,434	(153,781,579)
Contingencies provision	9	4,842,062	4,515
Changes in operating assets and liabilities:
Changes in trade receivables		(277,356,070)	49,809,246
Changes in other receivables		(94,614,164)	(475,404,652)
Changes in other assets		(20,830)	(1,847,469)
Changes in accounts payable and others		(133,256,335)	(211,334,313)
Changes in liabilities for current income tax		(68,972,899)	(70,089,528)
Changes in provisions and other charges		64,152,699	39,546,617
Changes in fee payable to the Argentine National Government		(176,591,493)	(147,629,066)
Changes in borrowings		(41,590,412)	264,255,139
Increase of intangible assets		(797,059,149)	(495,060,062)
Income tax paid		(216,718,072)	(17,396,567)
Net cash provided by operating activities		316,846,480	208,087,457
Cash Flow for investing activities
Acquisition of property, plant and equipment		(32,199)	(1,425,591)
Net Cash Flow used in investing activities		(32,199)	(1,425,591)
Cash Flow from financing activities
New Borrowings		-	6,312,000,000
Borrowings paid- principal	6	(15,866,434)	(2,955,651,859)
Borrowings paid- interests	6	(136,254,109)	(305,778,159)
Cash flow release		-	490,566,044
Dividends paid	9	(50,000,000)	-
Net Cash Flow (used in) / provided by financing activities		(202,120,543)	3,541,136,026
Net Increase in cash and cash equivalents		114,693,738	3,747,797,892
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period (*)		2,319,754,598	779,742,867
Net Increase in cash and cash equivalents		114,693,738	3,747,797,892
Foreign Exchange differences		105,699,957	(123,878,454)
Cash and cash equivalents at the end of the period (*)		2,540,148,293	4,403,662,305
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases		11,969,823	2,120,194
Dividends on preferred shares		3,146,263	3,084,572

(*) Does not include restricted cash at January 1, 2017 for $ 490,566,044.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Financial Statements audited for the year ended December 31, 2017.

* See Note 3.1 (comparative information) for more detail on modificated.

5

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). The Company refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos) (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Company can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2017 is still pending.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

6

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act.of the Concession Contract approved by Decree No. 1799/07.

The current note to the condensed consolidated interim financial statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the financial statements audited for the year ended December 31, 2017.

NOTE 2 - BASIS FOR CONSOLIDATION

The consolidated financial statements include the assets, liabilities and results of the following controlled companies (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.18	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99,30%	22,041,355	22,196,732	2,682,396
Cargo & Logistics SA.	5,566,259	98,63%	3,446,779	3,494,656	(537,553)
Paoletti América S.A.	6,000	50,00%	15,526	31,051	-
Texelrío S.A. (3)	84,000	70,00%	26,863,019	36,661,456	(3,863,027)
Villalonga Furlong S.A (4)	123,700	1,46%	84,889	5,781,351	(546,180)

(1)	Companies incorporated in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares.
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group´s accounting policies.

7

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION (Contd.)

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

In addition, the Company holds 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all types of services related to park and airport maintenance.

8

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. The Board of Directors of the Company approved these statements on May 8, 2018.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 26 and 29 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1, 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

The Consolidated Financial Statements of AA2000 have been prepared in accordance with IFRS and IFRIC (International Financial Reporting Interpretations Committee).

These accounting policies have been consistently applied to all the periods presented. Unless otherwise stated.

The current Condensed Consolidated Interim Financial Statements have not been audited and should be read together with the Consolidated Financial Statements of the Company as of December 31, 2017. The results of the three-month periods ended March 31, 2018 and 2017 do not necessarily reflect the proportion of the results of the Company for the full year.

1) Comparative Information

The figures at March 31, 2018 and December 31, 2017 included in these condensed consolidated interim financial statements for comparative purposes, was extracted from the Financial Statements of AA2000 as of that date, and timely approved by the Company Board of Directors and Shareholders.

9

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

1) Comparative Information (Contd.)

Certain figures in the financial statements for the year ended March 31, 2017 have been reclassified for the purpose of comparative presentation, in relation to the revenues from the Strengthening Trust ($74,808,468), included in the revenue item which have been reclassified to the item Other Net Income and Expenses in the Consolidated Statement of Comprehensive Income. This reclassification does not affect the figures of the balance sheet.

In turn, certain transactions have been reclassified in the Cash Flow Statement that were classified in 2017 within the operating activities (Release of restricted cash and certain interests) that were reclassified to financing activities.

2) Accounting Policies

The accounting policies applied to these Condensed Consolidated Interim Financial Statements are consistent with the Consolidated Financial Statements ended at December 31, 2017.

3) Subsidiaries

Subsidiaries are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the time of determining if the Company controls an entity, the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The subsidiaries are consolidated as from the date the control is transferred and excluded from the date such control ceases. The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

10

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

4) Segment Information (Contd.)

The Argentine National Government granted to the Company the airports’s concession of the Group “A” of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprised non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

5) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

In the preparation of these Consolidated Financial Statements, the significant areas of judgement by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2017.

11

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group´s entities are measured using the corresponding functional currency i.e the currency of the primary economic environment in which the entity operates. The functional currency of all group entities is the Argentine peso, which is also the presentation currency of the consolidated financial statements.

The Group has evaluated and concluded that at the date of the financial statements the conditions established in the IAS 29 “Financial Reporting for Hyperinflationary Economies” are unmet in order to consider Argentina as a hyperinflationary economy. At the end of the reported period, considering the argentine peso does not gather the characteristics to be considered a as a currency from a hyperinflationary economy according to the guidelines established in the Standard and the government expectations towards the reduction of the inflation level, the current condensed financial statements have not been re expressed in constant currency.

The figures included in the financial statements corresponding to the different associated entities of the Group were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of all Group companies is the Argentine peso, which is coincident with the presentation currency of the financial statements.

These consolidated financial statements have been prepared under the historical cost convention.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

12

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

6) Foreign currency translation (Contd.)

Transactions and balances (contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Cost” of the statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

7) Contingencies

The Group has contingent liabilities for litigations related to the ordinary course of business.

No significate liability is expected to arise from contingent liabilities different from the reserved ones.

8) Changes in accounting policies

a) New standards and modifications adopted by the Company

The following standards and amendments have been adopted by the Company for the first time for the three-month period ended March 31, 2018:

IFRS 9, "Financial Instruments"

The Group adopted IFRS 9 issued in July 2014, which resulted in changes in accounting policies and adjustments to the figures recognized in the Consolidated Financial Statements for the year ended December 31, 2017.

This standard replaces the previously issued versions and establishes new requirements for hedge accounting and a new impairment model for financial assets, applicable to annual periods beginning on or after January 1, 2018

The new impairment model requires the recognition of provisions for impairment based on the expected credit losses, instead of credit losses incurred under IAS 39.

The accounting policies were modified to comply with IFRS 9 issued by the IASB in July 2014.

13

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; cancellations in financial instrument accounts; impairment of financial assets and hedge accounting. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 Financial Instruments: Disclosures.

As permitted by the transitional provisions of IFRS 9, the Group has chosen not to change the comparative figures.

The total impact on the Group's retained earnings due to the classification and measurement of financial instruments as of January 1, 2018 is as follows:

Retained earnings as of December 31, 2018 - IAS 39	2.684.484.995
Decrease in the provision for bad debts, net	54.054.111
Retained earnings as of January 1, 2018 - IFRS 9	2.738.539.106

-	IFRS 15 “Revenue from contracts with customers”

Management evaluated the effects of the application of the new standard and has no identified that the application of IFRS 15 may result in the identification of separate performance obligations in relation to permit holder contracts that could affect the timing of recognition of future income.

There were no other additional changes in the accounting policies of the Company based on the effective application standards as of January 1, 2018 described above.

b) New standards and amendments issued, but that do not result in effective application as of March 31, 2018 and have not been adopted by the Company

14

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

8) Changes in accounting policies (Contd.)

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements.

These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets. The application of these new requirements will result in an increase in lease assets and financial liabilities recognized in this type of transaction. This standard is applicable to annual periods beginning on or after January 1, 2019, allowing early application if IFRS 15 is applied.

The Company has no intention to adopt this standard in advance.

15

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	03.31.18	12.31.17
	$
Cash and cash equivalents
Cash and funds in custody	42,428,615	23,409,956
Banks	1,625,464,794	2,018,403,943
Checks not yet deposited	10,472,489	22,862,046
Time deposits	861,782,395	255,078,653
	2,540,148,293	2,319,754,598
Trade receivables, net
Trade receivables	1,457,720,175	1,173,820,499
Related parties (Note 7)	1,939,563	4,565,000
Checks-postdated checks	28,720,265	32,638,434
Provision for bad debts (Note 8)	(86,684,680)	(154,777,968)
	1,401,695,323	1,056,245,965
Other current receivables
Expenses to be recovered	2,328,055	1,570,056
Guarantees granted	5,652,910	5,637,870
Tax credits	295,857,472	308,972,682
Prepaid Insurance	10,298,888	17,340,779
Other	4,359,288	3,789,581
	318,496,613	337,310,968

16

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	03.31.18	12.31.17
	$
Other non-current receivables
Tax credits	754,217	754,217
Trust for Strengthening	2,662,532,478	2,549,103,960
	2,663,286,695	2,549,858,177

Accounts payable and other current
Obligations payable	303,046,283	419,020,984
Suppliers	763,382,789	685,513,316
Foreign suppliers	38,000,034	44,080,464
Related Parties (Note 7)	73,537,565	86,767,660
Salaries and social security liabilities	364,509,747	422,441,830
Other fiscal liabilities	93,151,438	100,735,179
	1,635,627,856	1,758,559,433

Accounts payable and other non-current
Tax liabilities	112,098,768	128,108,326
Suppliers	5,684,800	-
	117,783,568	128,108,326

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	03.31.18	03.31.17
	$
Revenues
Aeronautical revenues	2,372,180,272	1,740,047,087
Non-Aeronautical revenues	1,602,935,602	1,271,209,047
	3,975,115,874	3,011,256,134
17

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

	03.31.18	03.31.17
	$
Other income and expenses net
Trust for Strengthening	98,812,557	74,808,468
Others	(5,991,290)	(2,218,104)
	92,821,267	72,590,364

Finance Income
Interest	16,127,745	282,176,554
Foreign Exchange differences	155,897,701	(148,386,965)
	172,025,446	133,789,589

Finance Cost
Interest	(80,176,000)	(344,361,270)
Foreign Exchange differences	(613,188,759)	143,315,446
	(693,364,759)	(201,045,824)
	(521,339,313)	(67,256,235)

Income Tax
Current	(331,281,483)	(267,890,123)
Deferred	(7,037,079)	(27,424,184)
	(338,318,562)	(295,314,307)

18

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

	03.31.18	03.31.17
	$
Original Values
Balance at January 1	12,650,633,023	8,806,384,322
Acquisition	876,021,046	497,180,256
Balance at March 31	13,526,654,069	9,303,564,578

Accumulated Amortization
Balance at January 1	(2,026,577,310)	(1,500,497,074)
Amortization of the period (Note 10)	(135,689,505)	(121,052,069)
Balance at March 31	(2,162,266,815)	(1,621,549,143)
Total Net Balance at March 31	11,364,387,254	7,682,015,435

During the period ended March 31, 2018, the Group has capitalized expenses for finance interest for the amount of $66,992,074.

No expenses for finance interest have been capitalized during the period ended March 31, 2017.

NOTE 6 – BORROWINGS

	03.31.18	12.31.17
	$
Non-current
Bank borrowings	-	-
Negotiable Obligations	8,059,600,000	7,459,600,000
Finance lease liabilities	39,032,127	39,501,664
Cost of issuance of Negotiable Obligations	(95,244,538)	(97,940,139)
Total Non-Current	8,003,387,589	7,401,161,525
Current
Bank borrowings	12,680,843	17,865,756
Negotiable Obligations	103,338,652	96,126,536
Finance lease liabilities	40,087,286	35,983,827
Total Current	156,106,781	149,976,119
Total	8,159,494,370	7,551,137,644

19

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

Changes in borrowings:

	2018	2017
	$
Balance at January 1	7,551,137,644	3,115,254,471
New borrowings	11,969,823	6,314,120,194
Payments of borrowings	(152,120,543)	(3,261,430,018)
Accrued interests	140,196,704	330,119,858
Foreign Exchange differences	608,310,742	(277,660,033)
Net Balance at March 31	8,159,494,370	6,220,404,472

Following the end of the current year, on February 6, 2017, the Company issued negotiable obligations for US$400.000.000 with maturity on February 1, 2027, with an interest rate of 6,875% and an issue price of 99,888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400.000.000 (…)”.

20

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 6 – BORROWINGS (Contd.)

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group “A” of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On March 13, 2017 it made an early and whole redemption of the remaining value of negotiable obligations issued in December 2010 for the amount of principal of U$D 157,500,000.

On December 31, 2016 the item Cash and Cash Equivalents of the statements of Financial Position included $ 490,566,044 to guarantee the payment of negotiable obligations valid at that date and early redeemed during the year.

On March 31, 2018, the reasonable value of negotiable obligations issued in February 2017 is of $7,949,515,999. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

21

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies as of March 31, 2018 and December 31, 2017 are as follows:

	03.31.18	12.31.17
	$
Trade receivables net- Current
Other related companies	1,939,563	4,565,000
	1,939,563	4,565,000

Accounts payable and other- Current
Other related companies	73,537,565	86,767,660
	73,537,565	86,767,660

Provisions and other charges
Other related companies	426,249	426,249
Shareholders	195,000,000	245,000,000
	195,426,249	245,426,249

During the three-month periods ended March 31, 2018 and 2017 the Group has charged to the cost $ 15,355,799 and $ 20,617,324 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices. AA2000 has charged to the cost for the period of three months ended March 31, 2018 $ 5,591,238 with Servicios Integrales América for out sourcing of systems and technology. During the three-month periods ended March 31, 2018 and 2017, the Group has accrued with Helport S.A. to intangible assets $ 125,509,784 (including the Ezeiza runway refurbishment works, Tucumán runway extension, Palomar terminal remodeling, among others) and $ 26,187,073 respectively, at cost $ 20,557,300 and $ 12,649,502 respectively. Likewise, AA2000 has accrued at March 31, 2017 intangible assets for $ 2,422,091 respectively corresponding to the work of Mendoza carried out by Jose Cartellone - Helport – join venture.

During the period ended March 31, 2018, $ 50,000,000 of dividends have been paid to the shareholders according to their shareholding.

At March 31, 2018 and December 31, 2017 the Group owed the Argentine National Government $195,676,512 and $176,591,493 respectively, corresponding to the specific allocation of revenues of each period (see Note 10) and has recorded a receivable for $2,662,532,478 and $2,549,103,960 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

22

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Furthermore, short-term compensation to key management was $11,554,503 and $12,140,452 for the three month periods ended March 31, 2018 and 2017 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the República Argentina or BCRA) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27.260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

23

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación América S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC which is 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2018	2017
	$
Initial balance at January 1	154,777,968	70,486,558
IFRS 9 adjustments at the beginning	(72,072,148)	-
Balance at January 1	82,705,820	70,486,558
Increases (Note 10)	3,978,860	1,962,054
Final Balance at March 31	86,684,680	72,448,612

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Litigation	Related parties	Deferred Income	Trust for works-Portfolio of Projects 2012/2014 (Note 1.2)	Guarantees Received	Customer Prepayments	Upfront fees from concessionaires	Dividends to be paid	Others	Total

At January 1, 2018	58,306,955	426,249	92,117,996	75,327,522	31,104,767	-	60,332,473	245,000,000	-	562,615,962
Increases	4,842,062	-	40,845,825	226,074,669	10,329,169	-	6,298,955	-	-	288,390,680
Decreases	-	-	-	(217,581,610)	(1,814,309)	-	-	(50,000,000)	-	(269,395,919)
Accruals	-	-	(51,976,020)	-	-	-	(7,230,721)	-	-	(59,206,741)
At March 31, 2018	63,149,017	426,249	80,987,801	83,820,581	39,619,627	-	59,400,707	195,000,000	-	522,403,982

At January 1, 2017	33,138,995	426,249	69,291,843	57,149,494	24,948,834	86,078,277	51,553,692	-	23,678	322,611,062
Increases	4,515	-	29,193,441	188,111,872	6,692,000	-	35,814,885	-	-	259,816,713
Decreases	-	-	-	(186,037,640)	(3,529,986)	(30,674,277)	-	-	(23,678)	(220,265,581)
Accruals	-	-	(39,591,454)	-	-	-	(14,553,771)	-	-	(54,145,225
At March 31, 2017	33,143,510	426,249	58,893,830	59,223,726	28,110,848	55,404,000	72,814,806	-	-	308,016,969

24

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Administrative expenses	Distribution and selling expenses	Total
	$
Three month period ended at 03.31.18
Specific allocation of revenues	592,875,342	-	-	592,875,342
Airport services and maintenance	544,441,125	6,781,439	3,154,297	554,376,861
Amortization of intangible assets	134,052,551	1,382,134	254,820	135,689,505
Depreciation of property, plant and equipment	995,412	-	-	995,412
Salaries and social security contributions	499,119,997	73,793,639	18,340,167	591,253,803
Fees for services	12,985,143	10,326,545	2,566,638	25,878,326
Public utilities and contributions	90,434,041	715,898	340,781	91,490,720
Taxes	16,153,975	42,613,195	209,494,343	268,261,513
Office expenses	56,122,247	41,097,773	1,707,586	98,927,606
Insurance	10,623,114	676,531	-	11,299,645
Advertising expenses	-	-	7,586,285	7,586,285
Bad debts charges	-	-	3,978,860	3,978,860
Board of Directors and Supervisory Committee fees	-	3,441,000	-	3,441,000
Other	1,966,854	396,465	54,016	2,417,335
Total at 03.31.18	1,959,769,801	181,224,619	247,477,793	2,388,472,213
Three month period ended at 03.31.17
Specific allocation of revenues	448,850,808	-	-	448,850,808
Airport services and maintenance	415,252,403	7,801,351	2,368,155	425,421,909
Amortization of intangible assets	119,404,431	1,395,608	252,030	121,052,069
Depreciation of property, plant and equipment	845,722	-	20	845,742
Salaries and social security contributions	409,558,028	53,447,895	9,986,809	472,992,732
Fees for services	14,816,309	21,229,201	1,235,532	37,281,042
Public utilities and contributions	69,411,863	557,904	516,695	70,486,462
Taxes	10,671,708	34,615,069	156,888,087	202,174,864
Office expenses	27,205,168	45,077,760	1,390,064	73,672,992
Insurance	7,332,190	1,044,101	-	8,376,291
Advertising expenses	-	-	9,905,746	9,905,746
Bad debts charges	-	-	1,962,054	1,962,054
Board of Directors and Supervisory Committee fees	-	2,800,500	-	2,800,500
Other	1,634,454	461,334	1,455	2,097,243
Total at 03.31.17	1,524,983,084	168,430,723	184,506,647	1,877,920,454

25

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.18		Foreign exchange rates	Amount in local currency at 03.31.18	Amount in local currency at 12.31.17
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	60,985,896	20.0490	1,222,706,228	1,599,688,612
Trade receivables	US$	47,487,295	20.0490	952,072,784	772,194,685
Other borrowings	US$	1,595,483	20.0490	31,987,839	15,502,290
Total current assets				2,206,766,851	2,387,385,587
Total assets				2,206,766,851	2,387,385,587
LIABILITIES
CURRENT LIABILITIES
Accounts payable and others	US$	2,001,179	20.1490	40,321,759	62,605,327
	Euros	868,587	24.8397	21,575,434	12,907,006
Borrowings	US$	5,502,474	20.1490	110,869,341	101,634,365
Total current liabilities				172,766,534	177,146,698

NON-CURRENT LIABILITIES
Borrowings	US$	400,595,345	20.1490	8,071,595,606	7,474,997,006
Total non-current liabilities				8,071,595,606	7,474,997,006
Total liabilities				8,244,362,140	7,652,143,704
Net liability position				6,037,595,289	5,264,758,117
26

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 12 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at March 31, 2018 and 2017 include $5,472,910 and $5,233,718 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At March 31, 2018 capital stock is as follows:

Par Value
$
Paid-in and subscribed	875,431,652
Registered with the Public Registry of Commerce	875,431,652

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 616,914,353 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Subsequent to the closing, in the ordinary general meeting, special shareholders of classes A, B, C and D and special preferred shares held on April 9, 2018, the capital increase was resolved from $875,431,652 to $887,769,939, that is, in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $1 par value each, without the right to vote. Said increase is pending registration in the Public Registry of Commerce

Furthermore, according to the requirements of General Resolution 629 issued by the National Securities Commission (CNV), the books and accounting records of the Company are located in the fiscal address located in Honduras 5673, Autonomous City of de Buenos Aires. In addition AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

27

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 14 – DIVIDENDS ON PREFERRED SHARES

The preferred dividend accrued for the year ended December 31, 2017 is of $12,338,287 approved by the Ordinary General Special Meeting of class A, B, C and D and special of preferred shares held on April 9, 2018.

Likewise, the preferred dividend accrued for the period of three months ended March 31, 2018 is of $3,146,263 and will be registered at the time of approval of the Shareholders Meeting.

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 26, 2017 decides among other issues:

-	That the income of the year ended December 31, 2016 has the following destination:

(i)	$63,338,434 for the constitution of the legal reserve;

(ii)	$12,096,360 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $1,933,656,787: (a) $1,180,000,000 to the distribution of dividends in cash among shareholders of class A, B, C and D of shares, according to their subscription; and (b) $753,656,787, together with the facultative reserve for compliance of works for the year 2016, to the total amount of $963,656,787, to guarantee payment of future dividends.

28

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	issue 12,096,360 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $863,335,292 to $875,431,652, i.e., in the amount of $12,096,360, through the issuance of 12,096,360 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided; and

-	delegate in the Board of Directors the time and opportunity of distribution of dividends to the shareholders of ordinary shares class A, B, C and D, according to cash flow, based on their subscription. To that purpose, it will be considered the request of the National Government to apply an equivalent amount to the dividends distributed to the Works of infrastructure additional to the contract commitments and any other commitment undertaken by the Company in the National System of Airports

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

29

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2017 AND APRIL 9, 2018 (Contd.)

-	That the income of the year ended December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;

(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;

(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;and

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

30

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Consolidated Financial Statements

At March 31, 2018 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2018	03.31.2017
Income for the period, net accrued dividends	818,026,943	840,978,346
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	3.1643	3.2531

NOTE 17- FINANCIAL RISK MANAGEMENT

The Group is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2017.

There have been no changes in the risk management policies since the last yearly closing.

31

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2018 presented in comparative form and the Consolidated Financial Statements as of December 31, 2017 presented in comparative form. Prepared in accordance with IFRS standards.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

•	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

The main works carried out during the quarter ended on March 31, 2018 are detailed below:

32

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Ezeiza International Airport:

The following works are in the execution stage:

▪	Expansion of the luggage removal hall in international arrivals in Terminal A.
▪	New Control Tower.
▪	Beacon ring and main electrical substation.
▪	Improved Lighting in Access to Waste Area.
▪	Building of Departures - Hall B. The work of excavation, foundations and Reinforced Concrete is in execution. It was awarded the Covered Metal Structure and the Courtain Wall of the Departures Building
▪	The Remodeling of Pre-boarding Plant Ata Terminal A Stage 2 is being executed.
▪	The work of Rehabilitation Header 29 and Filming to Header 35 Stage 1 (crossing) (Includes Beaconing) is in execution.

Jorge Newbery Airport:

The following work is completed:

▪	Hall Extension of Check in Building IV

The following works are in the execution stage:

▪	New Vertical Circulation core - building IV
▪	Rebuilding Building IV ARSA Offices
▪	Installation telescopic walkway in fixed bridge

Comodoro Rivadavia Airport:

The New Passenger Terminal of 7560 m2 is being executed. It has an execution period of 22 months.

The work for the new parking is being executed.

33

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

Córdoba Airport:

The work of the airport entrance station is being executed and the work to extend the parking lot is being tendered.

Iguazú Airport:

▪	Work began on the remodeling and expansion of the passenger terminal.
▪	The work of the new parking is being executed.
▪	The track resurfacing and rehabilitation works are being executed
▪	The work of the Track Beacon and New posters of vertical signaling in the movement area is being executed.
▪	The work of the Expansion of the commercial platform is being executed

Bariloche Airport:

▪	Work is underway for the new sewage treatment plant

Tucumán Airport:

▪	The Study of Arq Cesar Pelli is developing a project for the new Tucuman terminal.

San Fernando Airport:

Work continues on the development of the projects for the new passenger terminal, hangars, new control tower and new SEI fire station.

Santa Rosa Airport:

A project to remodel the terminal is being developed.

The PAPIs installation work is being executed.

The work of the perimeter fence is being executed.

34

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

1. General considerations (Contd.)

San Juan Airport:

The remodeling of the passenger terminal has begun.

The work of the New Parking and Collection Booths is being executed.

Esquel Airport:

The work of integral remodeling of the passenger terminal is being tendered.

Jujuy Airport:

The work of integral remodeling of the passenger terminal has begun.

The work of the new parking and roads is under construction.

The construction of the New Technical Building was completed.

Salta Airport:

The work of the Nucleus of Vertical Circulation Domestic and International Arrivals is being executed.

The main and secondary track resurfacing work is being carried out, as well as re-arrangements in filming and expansion of the commercial platform.

Master Plans:

The Master Plans of the Airports are in execution according to the schedule agreed with the ORSNA

35

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements as of March 31, 2018, 2017, 2016, 2015, and 2014, respectively, is presented.

	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14
	Thousands $
Current Asset	4,262,346	5,383,071	1,409,890	991,950	655,017
Non-current Assets	14,056,804	9,528,272	6,727,566	5,447,187	4,499,521
Total Assets	18,319,150	14,911,343	8,137,456	6,439,137	5,154,538

Current liabilities	2,710,390	2,722,221	2,092,111	1,580,648	976,120
Non- Current Liabilities	8,292,394	6,411,245	2,859,957	2,157,514	2,295,325
Total Liabilities	11,002,784	9,133,466	4,952,068	3,738,162	3,271,445
Net equity attributable to majority shareholders	7,306,343	5,768,602	3,178,309	2,697,474	1,879,944
Non-controlling interest	10,024	9,275	7,079	3,501	3,149
Net Equity	7,316,366	5,777,877	3,185,388	2,700,975	1,883,093
Total	18,319,150	14,911,343	8,137,456	6,439,137	5,154,538

36

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three month periods ended March 31, 2018, 2017, 2016, 2015 and 2014.

	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14
	Thousands $
Gross Profit	2,016,712	1,486,981	1,021,340	623,381	489,195
Administrative and distribution and marketing expenses	(428,702)	(352,938)	(268,033)	(165,367)	(122,459)
Other income and expenses, net	92,821	72,590	54,013	32,757	29,189
Operating profit	1,680,831	1,206,633	807,320	490,771	395,925
Income and financial costs	(521,339)	(67,256)	(403,464)	(130,575)	(446,952)
Result of investments accounted for using the equity method	-	-	-	(56)	-
Income before income tax	1,159,492	1,139,377	403,856	360,140	(51,027)
Income tax	(338,319)	(295,314)	(140,000)	(122,623)	17,205
Result of the period	821,173	844,063	263,856	237,517	(33,822)
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	821,173	844,063	263,856	237,517	(33,822)
Result attributable to majority shareholders	822,321	843,120	261,918	237,299	(33,498)
Non-controlling interest	(1,148)	943	1,938	218	(324)
37

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14
	Thousands $
Cash Flows provided by operating activities	316,846	208,087	392,576	136,284	103,292
Cash Flow used in investing activities	(31)	(1,425)	(135)	(638)	(43)
Cash Flow provided by / (used in) financing activities	(202,121)	3,541,136	(308,689)	(168,845)	(85,917)
Net Cash Flow provided by / (used in) of the period	114,694	3,747,798	83,752	(33,199)	17,332

5. Analysis of operations for the three month periods ended March 31, 2018 and 2017

Results of operations

•	Income

The following table shows the composition of consolidated revenues for the three month periods ended March 31, 2018 and 2017:

Revenues	03.31.18	% revenues	03.31.17	% revenues
	Thousands $		Thousands $
Aeronautical revenues	2,372,180	59.68%	1,740,047	57.78%
Non-aeronautical revenues	1,602,936	40.32%	1,271,209	42.22%
Total	3,975,116	100.00%	3,011,256	100.00%

38

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three month periods ended March 31, 2018 and 2017 (Contd.)

The following table shows the composition of the aeronautical revenues for the three month periods ended March 31, 2018 and 2017:

Aeronautical revenues	03.31.18	% revenues	03.31.17	% revenues
	Thousands $		Thousands $
Landing fee	192,581	8.12%	149,344	8.58%
Parking fee	78,678	3.32%	63,119	3.63%
Air station use rate	2,100,921	88.57%	1,527,584	87.79%
Total	2,372,180	100.0%	1,740,047	100.0%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended 03.31.18	1,959,770
Costs of sales for the period ended 03.31.17	1,524,983
Variation	434,787

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended 03.31.18	181,225
Administrative expenses for the period ended 03.31.17	168,431
Variation	12,794

39

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three month periods ended March 31, 2018 and 2017 (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended 03.31.18	247,478
Distribution and commercial expenses for the period ended 03.31.17	184,507
Variation	62,971

Income and financial costs

Net financial income and costs totaled a loss of $521,339 thousand during the three month period ended March 31, 2018 with respect to thousands of $67,256 loss during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenses

The other net incomes and expenses item recorded a gain of approximately $92,821 thousand during the three month period ended March 31, 2018 with respect to a gain of $72,590 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of March 31, 2018 amounted to $15,475,860 thousand composed of thousands of $8,159,494 of borrowings and a shareholder’s equity of $ 7,316,366 thousand, while the total capitalization of the Group as of March 31, 2018 amounted to thousands of $11,998,281 comprised of thousands of $6,220,404 of borrowings and a shareholder’s equity of thousands of $5,777,877.

The debt as a percentage of total capitalization amounted to approximately 52.72% as of March 31, 2018 and 51.84% as of March 31, 2017.

Financing

See in detail Note 6 to these Consolidated Financial Statements.

40

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

6. Index

The information refers to the periods ended March 31, 2018, 2017, 2016, 2015 and 2014:

	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14
Liquidity (1)	1.62	2.03	0.69	0.64	0.68
Solvency (1)	0.67	0.64	0.66	0.74	0.59
Immobilization of capital	0.77	0.64	0.83	0.85	0.87
Cost effectiveness	0.12	2.03	0.69	0.64	0.68

Note:

(1)   Current liabilities and non-current liabilities do not include deferred profits

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three month periods ended March 31, 2018, 2017, 2016, 2015 and 2014:

Airport	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14

Aeroparque	3,683	3,353	2,928	2,763	2,518
Ezeiza	2,807	2,666	2,639	2,264	2,336
Córdoba	874	687	551	447	417
Mendoza	442	407	357	308	320
Tucumán	219	169	159	131	115
Bariloche	373	328	313	272	235
C. Rivadavia	157	141	138	126	117
Río Gallegos	60	68	77	65	63
Iguazú	298	268	235	221	213
Salta	286	270	235	208	174
Total	9,199	8,357	7,632	6,805	6,508
Overall Total	9,921	8,929	8,111	7,225	6,856
Variation	11.1%	10.0%	12.3%	5.4%	4.4%

41

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for three month periods ended on March 31, 2018, 2017, 2016, 2015 and 2014 of the 10 airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.18	03.31.17	03.31.16	03.31.15	03.31.14
Aeroparque	34,123	32,788	29,234	30,109	28,185
Ezeiza	18,517	17,243	17,872	16,091	17,040
San Fernando	11,588	8,835	10,373	9,782	11,102
Córdoba	8,204	6,724	5,652	4,792	4,929
Mendoza	4,726	4,508	3,984	3,533	4,117
Salta	3,100	3,703	2,530	2,994	2,445
Tucumán	2,311	1,827	1,703	1,505	1,023
Bariloche	3,464	3,252	3,045	2,670	2,587
C. Rivadavia	2,432	1,920	2,024	2,051	2,575
Iguazú	2,613	2,450	2,114	2,045	2,266
Total	91,078	83,250	78,531	75,572	76,269
Overall Total	108,169	99,478	93,472	90,446	90,285
Variation	8.74%	6.40%	3.3%	0.2%	(4.8)%
42

Aeropuertos Argentina 2000 S.A.

Consolidated Financial Statements

At March 31, 2018 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

Perspectives for 2018

In the first quarter of this fiscal year, the company's passenger traffic had a very good evolution reaching 9.9 million, of which 5.9 million were domestic passengers and 4 million were international passengers, with growths of 12.7% in domestic and 7.8% in international compared to the previous year. In total, passenger traffic grew 11% compared to the first quarter of the previous year.

This evolution is part of the plans of the National Government to encourage increased passenger traffic allowing significant improvements in air connectivity across the country, consolidating the recovery of foreign visitors, which reached record levels in the quarter.

During the first quarter of this year, the Company made investments for $ 876 million. To this amount, it must be added the payments to the trusts of specific allocation for works for $ 218 million.

The prospects for the evolution of passenger traffic for the year 2018 are positive due to the expected growth of the economy in general, which has a direct effect on commercial air activity, and the opening of new international routes. To this, it must be added the aforementioned commercial air policy actions, in particular the start-up of the operations of several low-cost companies and the focus on the development of international connectivity.

As regards to the execution of investments in infrastructure, the continuation of works that began in 2017 and the start of new works of various sizes at various airports in the country is scheduled. We can highlight the continuation of the works of the B terminal of Ezeiza, improvements in Aeroparque, the new terminal of Comodoro Rivadavia, the airport of El Palomar, remodeling of the terminal of Iguazú, new passenger terminal of Jujuy, among other works that as a whole, will expand the operational capacity and also the quality and experience of the passenger.

43

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Suipacha 268 - Floor 12°

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at March 31, 2018, the consolidated statement of comprehensive income for the three-month periods ended March 31, 2018 and the consolidated statements of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2017 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

44

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis of matter

Without qualified or conclusion, we draw attention to Note 3.1 to the condensed consolidated interim financial statements, which describes that the Company has restated the figures as of March 31, 2017.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000, we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. have been transcribed into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highligths, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of March 31, 2018, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $48,534,682, which was not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2018.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

45